John M. Brawley
Chief Financial Officer
Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932
O: (865) 223-6575
F: (865) 691-8209
jbrawley@millerenergyresources.com

June 6, 2014
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Miller Energy Resources, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed July 15, 2013
Supplemental response dated May 19, 2014
File No. 001-34732

Ladies and Gentlemen:
Set forth below are the responses of Miller Energy Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2014, with respect to Form 10-K for Fiscal Year Ended April 30, 2013, File No. 001-34732, filed with the Commission on July 15, 2013 (the “Form 10-K”) and Supplemental Response dated May 19, 2014.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended April 30, 2013 unless otherwise specified.
Form 10-K for Fiscal Year Ended April 30, 2013
Business and Properties, page 1
Production, Pricing, and Lease Operating Cost Data, page 8

1.
Your response to comment 2 in our letter dated May 5, 2014 proposed the prospective disclosure of historical production for two of your fields in units of barrels of oil equivalent or “boe.” Please affirm that you will disclose these fields’ historical production in units of barrels of oil and MCF of gas.

RESPONSE:
The Company acknowledges the comment regarding the disclosure of historical production for Redoubt Shoal and West McArthur River and will comply in future filings by disclosing historical production for those fields in units of barrels of oil and MCF of gas.

Exhibit 99.1

2.
Your responses to comments 6 and 7 in our letter dated May 5, 2014 indicate that you have allocated no fixed facility costs to proved undeveloped reserves (“PUD”) locations at West McArthur River or Redoubt Shoal. You state that you applied these fixed facility costs to proved developed producing (“PDP”) wells instead. This appears to cause an overstatement of the future net income and the PV-10 attributable to PUD locations as well as distorting the economic production limits for the PDP and PUD wells/locations. Please tell us whether the economic producibility for reserves is determined at the well/location level, and, if so, please explain the reasons that your PUD locations’ cash flow projections do not appear to include all routinely incurred production costs.

RESPONSE:
To clarify our response to comments 6 and 7 in our letter dated May 19, 2014, fixed facility costs were allocated to PUD locations. The Ralph E. Davis & Associates, Inc. report of our proved reserves as of April 30, 2013 adopted a convention of allocating fixed facility costs to PDP wells until future net cash flows from such PDP wells would otherwise have gone negative. At such point, the fixed facility costs were then allocated to PUD wells. We do not believe this convention distorted the economic production limits because the PDP and PUD cash flows were allocated fixed facility costs at or prior to the points such PDP wells would have reached their economic production limits. Additionally, we do not believe this method impacts the PV-10 of our total proved reserves because it allocates the same fixed costs from one category of proved reserves to another.
*    *    *    *    *
In connection with responding to these comments of the Staff, the Company acknowledges that:
•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing to the undersigned or you may contact Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

MILLER ENERGY RESOURCES, INC.

By:    /s/ John M. Brawley
Name:    John M. Brawley
Title:    Chief Financial Officer

cc:	Kurt C. Yost
Senior Vice President
and General Counsel

James M. Prince
Vinson & Elkins L.L.P.